SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. )(1)

                               DIRECT INSITE CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   25457C 20 7
                                 (CUSIP NUMBER)

                                                        copy to:

                    Thom Waye                   Gary T. Moomjian, Esq.
           Sigma Capital Advisors, LLC          Moomjian & Waite, LLP
               800 Third Avenue                 100 Jericho Quadrangle
                  Suite 1701                           Suite 225
           New York, New York 10022             Jericho, New York 11753


           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 29, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                                Page 1 of 9 pages
----------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP NO.  25457C 20 7               13D                       PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sigma Opportunity Fund, LLC
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)   [ ]
                                                                 (b)   [x]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS *
         WC

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------


  NUMBER OF               7.      SOLE VOTING POWER     650,000 (See Item 4)
  SHARES                  ------------------------------------------------------
  BENEFICIALLY            8.      SHARED VOTING POWER -0-
  OWNED BY                ------------------------------------------------------
  EACH                    9.      SOLE DISPOSITIVE POWER   650,000 (See Item 4)
  REPORTING               ------------------------------------------------------
  PERSON WITH             10.     SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 (See Item 4)
--------------------------------------------------------------------------------

  12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.0% (See Item 4)
--------------------------------------------------------------------------------

  14.    TYPE OF REPORTING PERSON *
         OO - Limited Liability Company

--------------------------------------------------------------------------------

CUSIP NO.  25457C 20 7               13D                       PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sigma Capital Advisors, LLC
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)   [ ]
                                                                 (b)   [x]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS *
         OO

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------


  NUMBER OF               7.      SOLE VOTING POWER     650,000 (See Item 4)
  SHARES                  ------------------------------------------------------
  BENEFICIALLY            8.      SHARED VOTING POWER -0-
  OWNED BY                ------------------------------------------------------
  EACH                    9.      SOLE DISPOSITIVE POWER   650,000 (See Item 4)
  REPORTING               ------------------------------------------------------
  PERSON WITH             10.     SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 (See Item 4)
--------------------------------------------------------------------------------

  12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.0% (See Item 4)
--------------------------------------------------------------------------------

  14.    TYPE OF REPORTING PERSON *
         OO - Limited Liability Company

--------------------------------------------------------------------------------

CUSIP NO.  25457C 20 7               13D                       PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sigma Capital Partners, LLC
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)   [ ]
                                                                 (b)   [x]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS *
         OO

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------


  NUMBER OF               7.      SOLE VOTING POWER     650,000 (See Item 4)
  SHARES                  ------------------------------------------------------
  BENEFICIALLY            8.      SHARED VOTING POWER -0-
  OWNED BY                ------------------------------------------------------
  EACH                    9.      SOLE DISPOSITIVE POWER   650,000 (See Item 4)
  REPORTING               ------------------------------------------------------
  PERSON WITH             10.     SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 (See Item 4)
--------------------------------------------------------------------------------

  12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.0% (See Item 4)
--------------------------------------------------------------------------------

  14.    TYPE OF REPORTING PERSON *
         OO - Limited Liability Company

--------------------------------------------------------------------------------

CUSIP NO.  25457C 20 7               13D                       PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thom Waye
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)   [ ]
                                                                 (b)   [x]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS *
         OO

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------


  NUMBER OF               7.      SOLE VOTING POWER     650,000 (See Item 4)
  SHARES                  ------------------------------------------------------
  BENEFICIALLY            8.      SHARED VOTING POWER -0-
  OWNED BY                ------------------------------------------------------
  EACH                    9.      SOLE DISPOSITIVE POWER   650,000 (See Item 4)
  REPORTING               ------------------------------------------------------
  PERSON WITH             10.     SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 (See Item 4)
--------------------------------------------------------------------------------

  12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.0% (See Item 4)
--------------------------------------------------------------------------------

  14.    TYPE OF REPORTING PERSON *
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of common stock, par value $.0001 per share (the "Common Stock"), of Direct Insite Corp., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 80 Orville Drive, Bohemia, New York 11716.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being jointly filed by Sigma Opportunity Fund, LLC ("Sigma Fund"), Sigma Capital Advisors, LLC ("Sigma Advisors") and Sigma Capital Partners, LLC ("Sigma Partners"), each a Delaware limited liability company, and Thom Waye. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

         Sigma Fund is a private investment fund which is managed by its managing member, Sigma Advisors. The sole member of Sigma Advisors is Sigma Partners and Thom Waye is sole manager of Sigma Advisors. The sole member of Sigma Partners is Thom Waye. By virtue of his positions with Sigma Partners and Sigma Advisors, Mr. Waye has the power to vote and dispose of the Company's shares owned by the Reporting Persons. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 800 Third Avenue, Suite 1701, New York, New York 10022.

         (c) The principal business of Sigma Fund is investing in securities. The principal business of Sigma Advisors is to serve as managing member of Sigma Fund. The principal business of Sigma Partners is to act as a holding entity for the membership interests of Sigma Advisors. The principal occupation of Mr. Waye is to serve as manager of Sigma Advisors.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Waye is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described under Item 4 below, Sigma Fund entered into a Securities Purchase Agreement (as defined below), pursuant to which Sigma Fund purchased a senior subordinated secured promissory note of the Company accompanied by warrants to purchase up to 650,000 shares of Common Stock for an aggregate purchase price of $650,000. The funds required for the purchase of the promissory note and warrants were obtained from the investment funds of the Sigma Fund.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons purchased the note and warrants based on the Reporting Persons' belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities, if the Reporting Persons' deem that such a transaction represents an attractive investment opportunity.

Securities Purchase Agreement

         On March 29, 2005 (the "Closing Date"), Sigma Fund and the Company entered into a Securities Purchase Agreement (the "Agreement"), pursuant to which, among other things, the Company sold to Sigma Fund a senior subordinated secured note and warrants to purchase up to 650,000 shares of Common Stock in consideration for $650,000 in cash.

         Assuming conversion in full of all the shares underlying the warrants issued to Sigma Fund into Common Stock on the Closing Date, the Reporting Persons would own beneficially 13.0% of the Common Stock issued and outstanding. The warrants are exercisable at $.90 per share, except that if a Follow-on Financing (as defined in the last sentence of this paragraph) between Sigma Fund and the Company occurs, the exercise price shall be as agreed between the Company and Sigma Fund in connection with the Follow-on Financing, subject to the same antidilution adjustments as provided in the warrants issued in connection with the Follow-on Financing, or, if a Follow-on Financing is not consummated by May 13, 2005 or such later date as agreed to in writing by the Company and Sigma Fund, then the exercise price shall be $.01 effective May 13, 2005 or such later date as agreed to in writing by the Company and Sigma Fund. "Follow-on Financing" shall mean a private placement consummated by the Company by May 13, 2005, or such longer period as agreed to by the Company and Sigma Fund, pursuant to which Sigma Fund is the lead investor and Sigma Fund and its affiliates and appointees invest between $2,500,000 and $3,500,000.

         The following are certain material provisions of the Securities Purchase Agreement:

         Registration Rights. The Securities Purchase Agreement grants the holders of the warrants registration rights with respect to the shares of Common Stock underlying the warrants, by which the Company must register such shares on or before the date on which the registration statement must be filed in connection with a Follow-on Financing but in no event later than August 30, 2005. In addition, the holders of the warrants are also granted piggyback registration rights.

         Right to Lead Follow-on Financing. For a period of 45 days after the Closing Date, Sigma Fund has the exclusive right to lead a Follow-on Financing between Sigma Fund and the Company. During such period, the Company may not entertain or solicit offers for another financing, except if specifically approved in writing by Sigma Fund.


Other Material Considerations

         Sigma Fund may acquire additional securities of the Company from time to time or may similarly dispose of such securities so as to meet its investment objectives.

Plans or Proposals of the Reporting Persons

         Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons: 650,000 Percentage: 13.0%

         (b)    1. Sole power to vote or to direct vote: 650,000
                2. Shared power to vote or to direct  vote:  -0-
                3. Sole power to dispose or to direct the
                disposition:  650,000
                4. Shared power to dispose or to direct the disposition -0-

         (c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Persons.

         (d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     10.1 Securities Purchase Agreement dated as of March 29, 2005 by and between the Company and Sigma Fund (incorporated herein by reference to the Form 8-K, as filed by the Company with the Securities and Exchange Commission on March 31, 2005.)

     99.1 Joint Filing Agreement by and among Sigma Opportunity Fund, LLC, Sigma Capital Advisors, LLC, Sigma Capital Partners, LLC, and Thom Waye, dated May 9, 2005.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 9, 2005


                                    SIGMA OPPORTUNITY FUND, LLC
                           BY:      SIGMA CAPITAL ADVISORS, LLC

                                    /S/ THOM WAYE
                                    --------------
                                    Thom Waye, Manager

                                    SIGMA CAPITAL ADVISORS, LLC

                                    /S/ THOM WAYE
                                    --------------
                           BY:      Thom Waye, Manager

                                    SIGMA CAPITAL PARTNERS, LLC

                                    /S/ THOM WAYE
                                    --------------
                           BY:      Thom Waye, Sole Member

                                    /S/ THOM WAYE
                                    --------------
                                    Thom Waye